Exhibit 99.1
Orckit Announces 2013 Annual General Meeting

TEL AVIV, Israel, November 25, 2013 -- Orckit Communications Ltd. (OTC QB: ORCT) today announced that its 2013 Annual General Meeting of Shareholders will be held on Tuesday, December 31, 2013 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel. The record date for the meeting is December 2, 2013. Proxy statements describing the various matters on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by the mail to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via DTC members.

The agenda of the meeting is as follows:

(1)	re-election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

(2)	payment of retention bonuses to two officers of the Company;

(3)	reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors; and

(4)	consideration of our audited financial statements for the year ended December 31, 2012.

Item 1 requires the approval of the holders of 66-2/3% of the shares present, in person or by proxy, and voting on the matter. Item 2 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the resolution set forth in Item 2 include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the outstanding shares. Item 3 requires the approval of the holders of a majority of the shares present, in person or by proxy, and voting on the matter.  Item 4 will not involve a vote of the shareholders.